Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), May 5, 2021

Mr. Chairman

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Commission for the Financial Market:

In our notice of a Material Fact (Hecho Esencial) dated April 28, 2020, we informed that a General Shareholders’ Meeting of the Company to be held on May 19, 2020, to decide on a capital increase of the Company, up to a maximum amount of US$700 million, through the issuance of shares to be subscribed in cash. Subsequently, it was also informed under a notice of a Material Fact (Hecho Esencial) dated September 30, 2020 that the shareholders of the Company had subscribed the portion of the capital increase planned for 2020 (US$250 million).

In relation to the foregoing, it is hereby informed that on May 3, 2021, a second portion of the capital increase, amounting to US$200 million, was wholly subscribed and paid-in by the shareholders of the Company, while the subscription and payment of the balance (of up to US$250 million) is pending and expected to occur during what is left of 2021, subject to the approval by the Board of Directors, if necessary.

Very truly yours,

/s/ Matĺas Domeyko Cassel

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

- Unions